Exhibit 99.1

For Immediate Release

MakeMyTrip Announces Key Leadership Changes

Gurugram, September 23, 2025 – MakeMyTrip, India's leading online travel company, today announced strategic changes to its leadership team with the elevation of Mohit Kabra to Group Chief Operating Officer and the appointment of Dipak Bohra as Group Chief Financial Officer. The changes highlight the company's focus on scalable growth and institutional leadership as it continues to strengthen its position in the travel market.

Commenting on the appointments, Rajesh Magow, Co-Founder and Group CEO of MakeMyTrip, said, "Mohit's deep understanding of our business combined with his proven track record makes him ideally suited to drive operational excellence across the organisation. Dipak's extensive experience and financial acumen will be invaluable as we continue to both strengthen our market position and explore new growth avenues.”

The company has elevated Mohit Kabra, Group Chief Financial Officer, who has been with the Company for over 14 years and recently joined the Board of Directors, to the position of Group Chief Operating Officer with immediate effect. In this expanded role, Mohit Kabra will oversee day-to-day operations across all business units, implement company-wide operational strategies, and ensure seamless alignment across the organization's diverse portfolio. Mohit Kabra will continue to report to Rajesh Magow, Co-Founder and Group CEO.

Simultaneously, Dipak Bohra has been appointed Group Chief Financial Officer, effective immediately. Dipak Bohra brings three decades of extensive finance experience to the role, having built his career with leading organizations including a 23-year tenure at Wipro where he successfully led large teams across various finance and investor relations functions. As Group CFO, Dipak Bohra will report to Mohit Kabra and provide strategic leadership to the company's finance, legal and compliance, and investor relations functions. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Safe Harbor Statement:

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip:

MakeMyTrip Limited is India's leading online travel company, with a vision to become the most comprehensive and trusted platform for travellers and partners alike. We are driven by world-class technology, industry-first innovations, and deep consumer insights. Over the 25-year journey to date, we have more than 83.2 million lifetime transacted users.

We own and operate several well-recognized online brands, including MakeMyTrip, Goibibo, and redBus. Through our primary websites— www.makemytrip.com, www.goibibo.com, and www.redbus.in — and mobile platforms, travellers can research, plan, and book a wide range of travel services and products, both within India and overseas. Our offerings include air ticketing, hotel and alternative accommodations, holiday packages, rail ticketing, bus ticketing, taxis, forex services, and ancillary travel needs such as third-party travel insurance and visa application processing.